  As filed with the Securities and Exchange Commission on June 17, 2002


                                                Registration No. 333-84554

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 1


                                    TO

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                                ---------------
                              US SEARCH.COM INC.
            (Exact name of registrant as specified in its charter)
                                ---------------
              Delaware                                  95-4504143
  (State or other jurisdiction of            (I.R.S. Employer Identification
   incorporation or organization)                          No.)

                             5401 Beethoven Street
                         Los Angeles, California 90066
                                (310) 302-6300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                                Brent N. Cohen
                            Chief Executive Officer
                             5401 Beethoven Street
                         Los Angeles, California 90066
                                (310) 302-6300
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                  Copies to:
                             Gary A. Kashar, Esq.
                           Sander C. Zagzebski, Esq.
                               Latham & Watkins
                       633 West Fifth Street, Suite 4000
                      Los Angeles, California 90071-2007
                                (213) 485-1234
                                ---------------
  Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of the same prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                          Proposed
                                                           Proposed       Maximum
                                             Amount        Maximum       Aggregate      Amount of
        Title of Each Class of               to be      Offering Price    Offering     Registration
     Securities to be Registered         Registered(1)   Per Unit(2)      Price(2)        Fee(3)
---------------------------------------------------------------------------------------------------
 Common Stock, par value $.001 per
  share................................    38,509,284       $1.125      $43,322,944       $3,986
---------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes the registration for resale of the following: (i) 17,557,634 shares of common stock issuable upon conversion of the registrant's $14.2 million aggregate principal amount 8% convertible promissory notes; (ii) 8,315,467 shares of common stock issuable upon exercise of outstanding warrants and (iii) 8,800,000 shares of common stock issued to former shareholders of Professional Resource Screening, Inc. in connection with the acquisition of Professional Resource Screening, Inc. Estimated solely for purposes of calculating the registration fee in connection with this registration statement.
(2) Estimated solely for the purpose of calculating the registration fee, which is estimated in accordance with Rule 457(c) of the Securities Act of 1933, as amended, on the basis of the average of the high and low prices of the common stock of US SEARCH.com Inc. reported on The Nasdaq National Market on March 15, 2002.

(3) $3,589 of this amount was previously paid in connection with the initial filing of this Registration Statement No. 333-84554. The balance due, $397, was paid in connection with the filing of this Amendment No. 1.

                            ---------------
  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JUNE 17, 2002


PROSPECTUS


                               US SEARCH.COM INC.

                     38,509,284 shares of Common Stock


                                  -----------

  The stockholders of US SEARCH.com Inc. ("US SEARCH") listed in this prospectus, including Pequot Capital Management, Inc., Irwin R. Pearlstein and The Kushner-Locke Company, are offering and selling an aggregate of 38,509,284 shares of our common stock or 71.2% of our issued and outstanding shares as of May 28, 2002. Pequot Capital Management, Inc. is offering and selling 6,033,489 shares of our common stock or 18.1% of our issued and outstanding shares as of May 28, 2002. Irwin R. Pearlstein is offering and selling 4,488,000 shares of our common stock or 14.1% of our issued and outstanding shares as of May 28, 2002. The Kushner-Locke Company is offering and selling 3,000,000 shares of our common stock or 11.0% of our issued and outstanding common stock as of May 28, 2002. We will not receive any proceeds from the sale of the shares covered by this prospectus.


  The selling stockholders may offer their common stock:

    . through public or private transactions,

    . in one or more transactions on The Nasdaq National Market in accordance with its rules

    . in the over-the-counter market,

    . at prevailing market prices or

    . at privately negotiated prices.

  Our common stock is listed on The Nasdaq National Market under the ticker symbol "SRCH." On June 14, 2002, the closing price for our common stock was $0.88 per share.


                                  -----------

  Investing in our common stock involves a high degree of risk. You should carefully consider the "Risk Factors" beginning on page 6.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

               The date of this prospectus is            , 2002.

                               TABLE OF CONTENTS


FORWARD LOOKING STATEMENTS..................................................   2
SUMMARY.....................................................................   3
RISK FACTORS................................................................   6
USE OF PROCEEDS.............................................................  17
SELLING STOCKHOLDERS........................................................  17
PLAN OF DISTRIBUTION........................................................  25
LEGAL MATTERS...............................................................  26
WHERE YOU CAN FIND MORE INFORMATION.........................................  26
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................  27


                               ----------------

   You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on their respective covers. Our business, financial condition, results of operations and prospects may have changed since that date.

                           FORWARD LOOKING STATEMENTS

   All statements included or incorporated by reference in this prospectus, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward looking statements. These statements are typically characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions. These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate. These forward looking statements are subject to a number of risks and uncertainties, including those risks described in this prospectus under "Risk Factors," and elsewhere in, or incorporated by reference into, this prospectus, as well as other factors that our management has not yet identified. Forward looking statements are not guarantees of future performance. Actual results, developments and business decisions may differ from those contemplated by such forward looking statements and events could materially and adversely affect our business. We undertake no obligation to update publicly any forward looking statements, whether as a result of new information, future events or otherwise.

                                    SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial statements included elsewhere in, or incorporated by reference into, this prospectus. When used in this prospectus, the terms the "Company," "we," "our" and "us" refer to US SEARCH.com Inc. and its subsidiary, Professional Resource Screening, Inc., a Delaware corporation, unless otherwise specified. Without limiting the generality of the foregoing, prospective investors should carefully consider the factors set forth under the caption "Risk Factors."

Our Company



   US SEARCH.com Inc. was founded in 1994 and incorporated in Delaware in 1999. We provide individuals and businesses with information services such as individual location, identity verification, criminal record checks, employment and education verifications, professional reference checks, credit and motor vehicle record checks, and drug screening. Our acquisition of Professional Resource Screening during 2001 extended our employment screening and background check product lines to Global 2000 companies. Our services can be accessed through our Web sites, www.ussearch.com or www.prsinet.com.


   Our clients can utilize many of our services online. We also offer assisted searches and screening services, both online and through our toll free telephone numbers. We regularly evaluate our data sources and other information sources to ensure we make available the most current and accurate data and background information to our clients as possible.


   Services to Large Businesses. Through our subsidiary, Professional Resource Screening, we provide, large businesses and government agencies with a variety of employment screening and other individual and business background checks via an online, Web-based system. Customers can customize the search and decision parameters online using a "drag-and-drop" browser interface. Our employment screening products include social security number trace, federal and state felony and misdemeanor record searches, employment and education verification, and credit history check. We also provide character reference checks and drug screening via third party providers.


   Services to Small and Medium Sized Businesses. We provide small and medium sized businesses with a variety of services including individual locator, individual and business background checks and employment screening. Our small and medium business clients may use our services to find missing beneficiaries, debtors, alumni, witnesses, shareholders and pension plan participants, perform due diligence on individuals and businesses prior to entering into a business or financial relationship, research identity fraud, verify property ownership or screen employees prior to making a hiring decision. We have recently launched our new small and medium businesses Web site which can be found at www.ussearch.com/business.


   Consumer services. We provide consumer clients with a single, comprehensive access point to a broad range of information to assist them in locating friends and relatives or learn more information about people in their lives. Our clients can obtain addresses, aliases, listed phone numbers, property ownership, court records, judgments, professional license verification, corporate affiliations and date of death information. Searches are performed by electronically accessing multiple, geographically dispersed databases. We aggregate this information, then format and present the search results.


   We are developing our US SEARCH DARWINTM patent-pending technology, which automates the data management supply chain by accessing, assimilating, and compiling data from disparate sources. The current applications of the technology focus on our individual locator and profile services. We plan to expand the technology's application to our employment screening services in fiscal year 2002. By automating the fulfillment process for employment screening as much as possible, we believe we will be able to deliver a superior quality product more quickly and more efficiently.

                              Recent Developments

   Acquisition of Professional Resource Screening. In December 2001, we acquired Professional Resource Screening, Inc. by merging Professional Resource Screening with and into US Search Screening Services, Inc., our wholly-owned subsidiary. We subsequently changed the name of US Search Screening Services, Inc. to Professional Resource Screening, Inc. In connection with the merger, subject to terms and conditions contained in the merger agreement, we have paid the following consideration to former shareholders of Professional Resource
Screening:

    .  8,800,000 shares of our common stock; and

    .  $400,000 in cash.

   We have also agreed to pay to the former shareholders of Professional Resource Screening:

    . a total of $180,000 in cash, payable in six equal monthly installments of $30,000 beginning on December 28, 2001;

    . a total of $900,000 in cash, payable in 18 equal monthly installments of $50,000 beginning June 28, 2002;

    . an additional $1,520,000 in cash, payable over a period of up to 37 months based upon the future cash flow of Professional Resource Screening; and

    . if Professional Resource Screening achieves certain revenue and income targets, up to an additional $1,500,000 in cash earnout payments payable over the next three fiscal years.

   The consideration paid to the former shareholders of Professional Resource Screening may be adjusted if Professional Resource Screening fails to meet revenue targets. A portion of the stock consideration is being held in escrow until December 28, 2003 to secure any indemnification claims made by us under the merger agreement and certain post-closing adjustments to the consideration set forth above. In connection with the merger, we granted the former shareholders of Professional Resource Screening a security interest in the capital stock of Professional Resource Screening to secure payment of the consideration payable to them under the merger agreement.


   Private Placement of Convertible Promissory Notes and Warrants. On December 20, 2001, we sold to Pequot Private Equity Fund II, L.P. an 8% Convertible Promissory Note due December 20, 2002 in the principal amount of $3.5 million and a four year warrant to purchase up to 1,340,996 shares of our common stock at an initial exercise price of $1.044 per share. This note is convertible into the number of shares of common stock calculated by dividing the amount of principal and accrued but unpaid interest due under the note by the lower of
(i) $0.783 or (ii) 90% of the 10-day average closing bid price for our common stock on the Nasdaq National Market for the 10 business days prior to the conversion date of the note. This note automatically converts into common stock upon receipt of the approval of our stockholders of the issuance of the shares of common stock underlying the note. If the note has not converted into common stock prior to December 20, 2002, we must repay the principal and all accrued but unpaid interest. We expect to present to our stockholders at the 2002 Annual Meeting of Stockholders a proposal to approve the issuance of the shares of common stock underlying this note.


   On January 18, 2002, we sold 8% Convertible Promissory Notes due January 17, 2003 in the aggregate principal amount of $4.6 million and four year warrants to purchase up to an aggregate of 1,782,176 shares of our common stock at an initial exercise price of $1.044 per share. These notes are convertible into the number of shares of common stock calculated by dividing the amount of principal and accrued but unpaid interest due under the notes by the lower of
(i) $0.783 or (ii) 90% of the 10-day average closing bid price for our common stock on the Nasdaq National Market for the 10 business days prior to the conversion date of the notes. These notes automatically convert into common stock upon receipt of the approval of our stockholders of the issuance of the shares of common stock underlying the notes. If the notes have not converted into common stock prior January 17, 2003, we must repay the principal and all accrued but unpaid interest. We expect to present to our stockholders at the 2002 Annual Meeting of Stockholders a proposal to approve the issuance of the shares of common stock underlying these notes.


   On March 15, 2002, we sold 8% Convertible Promissory Notes due December 20, 2002 in the aggregate principal amount of $6.1 million and five year warrants to purchase up to an aggregate of 2,144,118 shares of our common stock at an initial exercise price of $1.044 per share. These notes are convertible into the number of shares of common stock calculated by dividing the amount of principal and accrued but unpaid interest due under the notes by the lower of
(i) $0.85 or (ii) 90% of the 10-day average closing bid price for our common stock on the Nasdaq National Market for the 10 business days prior to the conversion date of the notes. These notes automatically convert into common stock upon receipt of the approval of our stockholders of the issuance of the shares of common stock underlying the notes. If the notes have not converted into common stock prior to December 20, 2002, we must repay the principal and all accrued but unpaid interest. We expect to present to our stockholders at the 2002 Annual Meeting of Stockholders a proposal to approve the issuance of the shares of common stock underlying these notes.




   Although a portion of the proceeds were used to make cash payments to the former shareholders of Professional Resource Screening pursuant to the merger agreement, the 8% Convertible Promissory Notes were issued in financing transactions unrelated to our acquisition of Professional Resource Screening. The purchasers of 8% Convertible Promissory Notes issued on January 18, 2002 were accredited investors introduced to us by Pequot Capital Management. Pequot Capital Management received no remuneration or other compensation from us or the purchasers of the notes in connection with this investment. The purchasers of 8% Convertible Promissory Notes issued on March 15, 2002 were accredited investors introduced to us by Stonegate Securities, Inc., our placement agent in connection with this transaction. In compensation for its services as placement agent, we paid Stonegate Securities, Inc. fees in the aggregate of $375,000 and issued to affiliates of Stonegate Securities, Inc. warrants to purchase up to an aggregate of 714,706 shares of our common stock at an exercise price of $0.85 per share.

                                  RISK FACTORS

   The following is a discussion of certain risks, uncertainties and other factors that currently impact or may impact our business, operating results and financial condition. An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and other information contained in this prospectus or incorporated by reference in this prospectus before you decide whether to invest in our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and liquidity could be materially adversely affected. This may cause the trading price of our common stock to decline, and you could lose part or all of the money you paid to purchase our common stock.



                      RISKS RELATED TO THIS OFFERING


Our stock price could be adversely affected by shares becoming available for sale as a result of registration rights agreements we have entered into with some of our stockholders.


   Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market immediately or in the near future. As of May 28, 2002, we had 27,343,222 shares issued and outstanding, of which 14,908,080 are unregistered shares. As a result of this offering, we will register an additional 38,509,284 shares, including 11,800,000 currently outstanding, increasing the total shares available for sale to 54,052,506 or 197%.


   Further, Pequot Private Equity Fund II, L.P. holds shares of our Series A-1 Convertible Preferred Stock which, as of March 1, 2002, were convertible into 42,107,303 shares of our Common Stock and a warrant to purchase additional shares of our Series A-1 Convertible Preferred Stock which, as of March 1, 2002, if exercised in full, would be convertible into 1,036,549 shares of our Common Stock. The Kushner-Locke Company holds, as of March 1, 2002, 3,108,080 shares of our Common Stock in addition to the 3,000,000 it is selling in this offering. We have entered into a Registration Rights Agreement with Pequot and Kushner-Locke, pursuant to which Pequot and Kushner-Locke each has the right to require us to register the resale of these shares of Common Stock. In addition the former shareholders of PRSI hold 8,800,000 shares of our Common Stock, which was partial consideration for the acquisition of PRSI.


   Assuming our shareholders approve the issuance of the 8% Convertible Promissory Notes sold on December 20, 2001, January 18, 2002 and March 15, 2002 and the issuance of the shares of Common Stock underlying the notes, the notes are convertible in the aggregate into 18,258,330 shares of Common Stock including interest calculated to July 31, 2002. We also issued warrants to purchase 5,267,290 shares of our Common Stock to the noteholders. Sales of a substantial number of shares of our Common Stock, or the perception that these sales could occur, could cause our Common Stock price to fall and could impair our ability to raise capital through the sale of additional equity securities. In addition, we have entered into registration rights agreements with other investors that entitle such investors to have their shares registered for sale in the public market. The exercise of these rights could also adversely affect the market price of our Common Stock.


Our stock price may be volatile, and you may lose all or part of your investment.


   The market price of our Common Stock has fluctuated significantly. Since going public in June 1999, the closing price of our Common Stock on Nasdaq has ranged from a high of $17.375 to a low of $0.1888. During the last twelve months, the closing price of our Common Stock has ranged from a high of $2.25 to a low of $0.630. On June 12, 2002, the closing price of our Common Stock was $0.90. The market price of our Common Stock could continue to be subject to significant fluctuations as a result of numerous factors, many of which are beyond our control. Among the factors that could affect our stock price are:


    .  quarterly variations in our operating results;


    . changes in revenue or earnings estimates or publication of research reports by analysts;

    .  speculation in the press or investment community about our business;


    . fluctuations in stock market prices and volumes, particularly any similar companies;


    .  changes in market valuations of similar companies;


    . strategic actions by us or our competitors such as acquisitions or restructurings;


    .  regulatory developments;


    .  additions or departures of key personnel;


    . general market conditions, including the effect of market conditions on our customers and suppliers; and


    . domestic and international economic factors unrelated to our performance.


   The stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Common Stock. We have experienced previous fluctuations in our Common Stock in the past and the price of our stock remains volatile. If the trading price of our Common Stock falls below $1.00 per share, it may be delisted from the Nasdaq National Market. If our Common Stock is delisted from the Nasdaq National Market, you may be unable to dispose of your shares. In February 2001 we received a notice from the Nasdaq Stock Market that we were not in compliance with the $1.00 minimum bid requirement for continued listing on the Nasdaq National Market and that our common stock was subject to delisting from the Nasdaq National Market. In March 2001 we participated in a hearing before the Nasdaq Listing Qualifications Panel to appeal the earlier decision to delist out common stock. In June 2001 we received a notification from Nasdaq that the Nasdaq Listing Qualifications Panel had determined that we regained compliance with the requirements for continued listing on the Nasdaq National Market and, accordingly, determined to continue to list our common stock on the Nasdaq National Market. If we are unable to maintain compliance with the requirements for continued listing on the Nasdaq National Market, including the $1.00 minimum bid requirement, we may be subject to delisting from the Nasdaq National Market. On June 12, 2002, the closing price for our common stock was $0.90 per share.


                         RISKS RELATED TO OUR BUSINESS



If the trading price per share of our common stock remains low, we may be delisted from The Nasdaq National Market.


   The closing sale price of our Common Stock on June 12, 2002 was $0.90 per share. In December 2001, January 2002 and March 2002 we issued $14.2 million in aggregate principal amount of 8% Convertible Promissory Notes. These notes convert into shares of our common stock at $0.783 per share, in the case of the notes issued in December 2001 and January 2002, and $0.85 per share, in the case of the notes issued in March 2002. If at the time the notes convert into common stock our common is trading below $0.783 per share, in the case of the notes issued in December 2001 and January 2002, or $0.85 per share, in the case of the notes issued in March 2002, we will be required to issue additional shares of common stock upon conversion of the notes. This could create downward pressure on the trading price of our common stock. Under the rules and regulations of The Nasdaq Stock Market, Inc., to maintain listing on the Nasdaq National Market System we must maintain a trading price per share of more than $1.00. If the trading price per share of our common stock falls below $1.00, we may be delisted from the Nasdaq National Market System. If we were delisted from the Nasdaq National Market System, trading in our common stock, if any, may have to be conducted in the over-the-counter market in so-called "pink sheets" or, if then available, the OTC Bulletin Board. As a result, the holders of our common stock would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock.

   If our common stock is delisted from trading on The Nasdaq Stock Market and the trading price is less than $5.00 per share, trading in our common stock would also be subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934. Under such rule, broker/dealers who recommend these low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally any equity security not traded on an exchange or quoted on The Nasdaq Stock Market that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated with the penny stock market. These requirements would likely severely limit the market liquidity of our common stock and the ability of our shareholders to dispose of their shares, particularly in a declining market.


Your interests may be diluted by the issuance of shares of common stock upon conversion of our 8% Convertible Promissory Notes.


   The 8% Convertible Promissory Notes issued in December 2001 and January 2002 will convert into shares of common stock at $0.783 per share if the trading price of our common stock remains above $0.783 per share at the time of conversion. The 8% Convertible Promissory Notes issued in March 2002 will convert into shares of common stock at $0.85 per share if the trading price of our common stock remains above $0.85 per share at the time of conversion. If the trading price of our common stock declines below $0.783, in the case of the 8% Convertible Promissory Notes issued in December 2001 and January 2002, or $0.85, in the case of the 8% Convertible Promissory Notes issued in March 2002, we must issue additional shares of common stock to the holders of the 8% Convertible Promissory Notes. The following table sets forth the number of additional shares we will be required to issue if the trading price of our common stock declines by 25%, 50% and 75% from a trading price of $0.783, in the case of the 8% Convertible Promissory Notes issued in December 2001 and January 2002, or $0.85, in the case of the 8% Convertible Promissory Notes issued in March 2002.



                                                 25%        50%        75%
                                   No Decline  Decline    Decline    Decline
                                   ---------- ---------- ---------- ----------
8% Convertible Promissory Notes
 issued in December 2001 and
 January 2002..................... 10,410,575 13,880,766 20,821,149 41,642,299
8% Convertible Promissory Notes
 issued in March 2002.............  7,147,059  9,529,412 14,294,118 28,588,235


   In addition, the holders of 8% Convertible Promissory Notes hold warrants to purchase up to an aggregate of 5,267,290 shares of our common stock at an initial exercise price of $1.044 per share.


We have incurred significant net losses and we may never achieve profitability.

   We incurred significant net losses of approximately $26.4 million in 1999, $29.4 million in 2000 and $11.9 million in 2001. As of December 31, 2001, we had an accumulated deficit of approximately $74.5 million. If our revenue does not grow as expected or capital and operating expenditures exceed our plans, our business, operating results and financial condition will be materially adversely affected. We cannot be certain if or when we will be profitable or if or when we will generate positive operating cash flow.

Our acquisition of Professional Resource Screening, Inc., and future acquisitions, could have a material adverse effect on our business, results of operations or financial condition.



   In December 2001, we acquired Professional Resource Screening, Inc. The acquisition will present numerous challenges to us, including the integration of the operations and personnel of Professional Resource Screening. We will also be subject to special risks such as possible unanticipated liabilities and costs, diversion of management attention and loss of personnel. In addition, we may not achieve the revenue levels, increased earnings, profitability, efficiencies or synergies that we believe justified the acquisition. In addition, while we have no current plan to acquire any specific business or businesses, we may, from time to time, pursue other acquisitions of businesses that complement or expand our existing business. There can be no assurance that the anticipated economic, operational and other benefits of any future acquisition will be achieved. In addition, acquisitions may involve the expenditure of significant funds and dilution of current equity investments, and involve a number of risks, including diversion of management attention, unanticipated problems, liabilities or contingencies and risks of entering markets in which we have limited or no direct expertise. We cannot assure you that Professional Resource Screening or any businesses we acquire in the future will generate sufficient revenue to offset the associated costs or other adverse effects or that we will be able to successfully integrate or manage Professional Resource Screening or any business we acquire in the future. The occurrence of some or all of these events could have a material adverse effect on our business, results of operations or financial condition.

We face risk resulting from our litigation with ChoicePoint, Inc.

   In May 2001, ChoicePoint, Inc., the successor entity to DBT Online, Inc., served us with a complaint that it filed against us in Palm Beach County, Florida seeking approximately $1.5 million in damages, as well as interest and attorneys' fees. We removed this action to the United States District Court for the Southern District of Florida. The United States District Court for the Southern District of Florida ordered the matter to arbitration. In April 2002, an arbitration hearing was held in Miami, Florida. On June 12, 2002, the arbitrator awarded us a credit of $297,670.85 to be deducted from invoices of $1,418,731. We currently have approximately $1,000,000.00 accrued for this liability. We have not had enough time since the award was rendered to review the award and consider our options. To date, we have incurred an estimated $100,000 in costs and legal fees in connection with this litigation.


We face significant competition from many sources. We may be unable to successfully compete with other companies in our industry.

   We operate in a number of geographic and service markets which are fragmented and highly competitive. Currently, our competition falls into four categories:


  . free individual locator and information services, including services offered by Internet search engines, telephone companies and other third parties who publish free printed or electronic directories such as Yahoo, Inc. and Infospace, Inc.;

  . fee-based Internet search companies offering comparable services, such as KnowX.com;

  . local, regional and national private investigation firms providing comparable services, such as Kroll-O'Gara Company, Pinkerton, the Proudfoot Reports Division of ASI Solutions, Inc., and a significant number of companies operating on either a national scale or a local or regional basis; and

  . the employment screening market, where our competitors include Avert, Inc., ChoicePoint Inc., Employee Relations, Inc., Hire Check, Inc. and IMI Data Search Inc.


   There are no significant barriers that would prevent new companies from entering the market in which we operate. In addition, some of our current suppliers and companies with which we have advertising agreements may compete with us in the future, which may make it more difficult to advertise our services effectively on their Web sites.

   Many of our competitors have greater financial and marketing resources than we do and may have significant competitive advantages through other lines of business, their existing client base and other business relationships. These competitors and other potential competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote more resources to developing information search services, background checks for individual or corporate clients and internet trust services than we are willing or able to accomplish. In addition, our competitors or potential competitors may develop services that are superior to ours, develop services that are less expensive than ours or that achieve greater market acceptance than ours. We may not be able to successfully compete against our current or future competitors with respect to any of these factors. As a response to changes in the competitive environment, we may make pricing, service or marketing decisions, such as reducing our prices or increasing our advertising, all of which may affect our operating results. If we are unsuccessful in responding to our competitors, our business, financial condition and results of operations will be materially adversely affected.

We are dependent on a limited number of third party database and other information suppliers. If we are unable to manage successfully our relationships with these suppliers the quality and availability of our services may be harmed.

   We do not independently maintain most of the databases from which we gather information. We obtain the data used in our services from a limited number of third party suppliers. If our current suppliers raise their prices, or are no longer able, due to government regulations or contractual arrangements, or are unwilling to provide us with certain data, we may need to find alternative sources of information. If we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, we could experience service disruptions, increased costs and reduced quality of our services. Additionally, if one or more of our suppliers terminates our existing agreements, we cannot assure you that we will be able to obtain new agreements with third party suppliers on terms favorable to us, if at all. In the first quarter of 2001, we switched from DBT to another data supplier for most of our data needs. We believe that our current data supplier's cost structure is significantly more favorable than DBT's. ChoicePoint, Inc., which recently acquired DBT has filed a lawsuit against us for breach of contract. It is possible that we would be unable to purchase data from DBT or ChoicePoint in the future. If one or more of these events were to occur, our business, financial condition and results of operations could be materially adversely affected by increased costs, reduced revenue and lower profit margins.

We may incur liability based on consumer complaints.


   A substantial amount of our business involves sales of services to individual consumers. We have received customer complaints concerning the quality of our services, including complaints about the currency and/or completeness of the data returned to customers. Because the provision of personally identifying data is regulated by law and industry practice, we attempt to set customer expectations regarding currency and completeness at the point of sale with appropriate explanations on our Web site and by our sales operators. In addition, our customers have lodged similar complaints with consumer agencies, such as the Better Business Bureau and state attorney general consumer divisions. These consumer agencies, in turn, send us an inquiry regarding the consumer complaint. We have resolved all such inquiries in the past. We could in the future experience similar complaints and inquiries from individual consumers and governmental and consumer agencies. If we are unable to resolve existing and future complaints and inquiries, we could be subject to governmental regulatory action as well as civil liability, which may have a material adverse effect on our business, financial condition and results of operations.



Our business and financial performance may suffer if we are unsuccessful in expanding our services, especially those related to employment screening and trust services, to corporate and professional clients.

   We intend to expand the number of services available through our Web site and develop and promote service offerings to address the needs of corporate and professional clients. We have limited experience in providing employment screening and trust services to corporate and professional clients. Attracting these clients will require us to hire new sales and marketing personnel or acquire companies already providing these services. We will also be required to spend money to develop and promote these new services. We may be unsuccessful in our efforts to provide these new services in a timely and cost-effective manner and these services may never become profitable. If individual or corporate clients are unwilling to pay for these services or if the market for these services fails to develop or continues to develop more slowly than anticipated, our business financial condition and results of operation will be materially adversely affected.

We depend on a limited number of service offerings for a significant portion of our revenues.

   We have historically derived a substantial portion of our revenues from a small number of service offerings, particularly our individual locator, individual profile reports and "Instant Searches" services. If we are unable to continue to offer these services, or if our costs of providing these services increase such that we can no longer offer these services at competitive prices, our business, financial condition, and results of operations may be materially adversely affected.


We have substantial fixed costs which may not be offset by our revenues.

   A substantial portion of our operating expenses are related to management personnel, administrative support and our advertising agreements. Many of these agreements have non-cancelable fixed terms and minimum payment obligations. As a result, a substantial portion of our expenses in any given period are fixed costs. If we are unable to generate sufficient revenues to offset our operating costs or if we are unable to lower our advertising costs to respond to lower than expected revenues, our results of operations would be materially adversely affected. Our minimum non-cancelable payments under certain data acquisition, distribution and marketing agreements with various Internet companies is $3.5 million for the year ending December 31, 2002.




We depend on our marketing agreements with Internet companies.


   An important element of our current business strategy is to maintain relationships with a number of Internet search engines and popular Web sites for advertising and to direct and attract traffic to our Web site. The most significant of these agreements are with Yahoo!, Inc. and InfoSpace, Inc. Our agreement with Yahoo! expires on July 31, 2002 and our agreement with InfoSpace expires on September 30, 2003, although either party may cancel the last year of the InfoSpace agreement by giving written notice on or before August 1, 2002. These advertising agreements constitute a significant portion of our operating expenses. If the costs associated with these advertising agreements increases, we may not be able to maintain our existing marketing relationships or enter into future marketing relationships with other Internet companies. Any termination of existing agreements or failure to enter into new agreements with Internet companies on terms favorable to us could have a material adverse effect on our business, financial condition and results of operations.


Our access to key Internet advertising depends on marketing agreements between other Internet companies that are beyond our control.

   Advertising arrangements with one Internet company may provide us access to another company's Web site. For example, our arrangement with InfoSpace provides us with advertising within the white page directories of the AOL and MSN Web sites, independent of any agreements with AOL or MSN. Our advertising on these Web sites depends on the continued relationship InfoSpace has with companies such as AOL and MSN. If this relationship is terminated for any reason and if we are either unable to enter into an agreement with these companies or unable to enter into an agreement with another company that has an agreement providing access to AOL and/or MSN, our advertising will no longer appear on their Web sites. This could significantly reduce our advertising reach and, consequently, lower the number of potential clients visiting our Web which could in turn materially adversely affect our business, financial condition and results of operations.

Service interruptions may have a negative impact on our revenues and may damage our reputation and decrease our ability to attract clients.


   We depend on the satisfactory performance, reliability and availability of our Web site and telecommunications infrastructure to attract clients and generate sales. We can not assure you that we will be able to protect our operations from a system outage or data loss by events beyond our control. Events that could cause system interruptions include:


     .  fire;


     .  earthquake;


     .  terrorist attacks;


     .  natural disasters;


     .  computer viruses;


     .  unauthorized entry;


     .  telecommunications failure; and


     .  power loss and California rolling blackouts.


   We have experienced unanticipated system interruptions in the past and, although we have upgraded our infrastructure, these interruptions may occur again in the future. During the past twelve months our system interruptions have been limited to less than two hours and have included a denial of service attack, after which we installed a Network Intrusion Detection System, and a power management module outage at Exodus, our co-location facility. Substantially all of our computer and communications hardware is currently located at facilities in Southern California, which is an area susceptible to earthquakes. We do not carry business interruption insurance sufficient to compensate fully for all losses, and in some cases, any losses from any or all of these types of events. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.



We may be subject to federal and state laws relating to the Internet and the use of personal information and privacy rights.

   Many privacy and consumer advocates and federal regulators have become increasingly concerned with the use of personal information, particularly "credit header" information. For certain qualified business customers, we use the social security numbers of individuals to search various databases, including those of consumer credit reporting agencies. For example, we search the "credit header" information contained in various consumer credit reporting agencies' databases to find, among other items, date of birth, current and previous addresses, social security numbers used by an individual or possible other names (such as married names, etc.). We also search these databases to determine if a customer's social security number is being used by any other party. Attempts have been made and can be expected to continue to be made by various federal regulators and organized groups to adopt new or additional federal and state legislation to regulate the use of personal information. Our results of operations could suffer materially if federal or state laws or regulations are amended or enacted in the future, or cases decided relating to the access and use of personal information, or privacy and civil rights, in general, or with respect to the Internet or commercial online services covering issues such as property ownership, libel, pricing, acceptable content, copyrights, trademarks and /or other intellectual property rights, distribution, taxation, access charges and other fees, and quality of products and services. Cost increases relating to this government regulation could result in these increased costs being passed along to Internet end users and could dampen the growth in use of the Internet as a communications and commercial medium, which could have a material adverse effect on our business and results of operations.

We depend on our key management personnel for our future success.

   Our success is substantially dependent upon the retention and continued performance of our executive management team and our ability to effectively manage the anticipated growth of our operations and personnel. The loss of Brent Cohen, our CEO, David Wachtel, our CTO, or other members of our management team and the inability to hire additional senior management, if necessary, could have a material adverse effect on our business and results of operations. In addition, increased costs of new personnel, including members of executive management, could have a material adverse effect on our business and operating results.


The Internet may fail to support the growth of electronic commerce.

   The rapid rise in the number of Internet users and the growth of electronic commerce and applications for the Internet have placed increasing strains on the Internet's communications and transmissions infrastructure. This could lead to significant deterioration in transmission speeds and the reliability of the Internet as a commercial medium. Any failure of the Internet to support growth due to inadequate infrastructure or for any other reason could seriously limit its development as a viable source of commercial and interactive content and services and could reduce the use of the Internet by business and individuals. This could materially adversely affect the acceptance and use of our services and our business.

Our success depends on our ability to protect and enforce our trademarks and other proprietary rights.

   We rely on a combination of trademark, service mark, copyright and trade secret laws, restrictions on disclosure and transferring title and other methods to protect our proprietary rights. We also generally enter into confidentiality agreements with our employees, business partners and/or others to protect our proprietary rights. Despite our efforts to protect this proprietary information, it may be possible for unauthorized parties to copy or otherwise obtain and use information we regard as proprietary or to develop similar technology independently.

   Our registered trademarks include "1-800 US SEARCH", our logo, "Fraud Identity," "Trust Identity," "The Public Record Portal" and "Reuniting America Two People at a Time." In addition, we have applied for registered trademark status for "US SEARCH.com" and "VeroTrust" service marks in the United States and intend to pursue registration internationally through applications. The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and may not be available in every country in which our products and services are made available, online or otherwise. Also, policing unauthorized use of our trademark, service mark or other proprietary rights might be difficult and expensive and we may be unable to protect our brand and our trademarks from third party challenges. Our US SEARCH brand may suffer and our business and results of operations could be materially and adversely affected if we are unable to effectively protect or enforce our trademark, service marks or other proprietary rights.


We may be unable to prevent third parties from developing Web sites and acquiring domain names similar to ours.

   We have registered several domain names, including 1800USSEARCH.com, ussearch.com and verotrust.com. Competitors may obtain a corporate name and domain name similar to ours which may cause confusion on the part of potential clients. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights and we may be required to file law suits to protect our interests. This would be costly and time consuming and our business could suffer.

We face significant security risks related to our electronic transmission of confidential information.

   We rely on encryption and other technologies to provide system security to effect secure transmission of confidential information, such as credit card numbers. We license these technologies from third parties. We cannot assure you that our use of applications designed for data security, or that of our third-party contractors will effectively counter evolving security risks. A security or privacy breach could:

  .  expose us to additional liability;

  .  increase our expenses relating to resolution of these breaches; and

  .  deter customers from using our services.

   Any inability to protect the security and privacy of our electronic transactions could have a material adverse effect on our profitability.

We face risks related to chargebacks processed from our Merchant Bank.


   Like many other service providers who accept credit card information without a signature over the telephone or Internet, we have issued credits as a result of orders placed with fraudulent credit card information. We may suffer losses or damage to our reputation as a result of fraudulent use of credit card information in the future. Moreover, because we offer services over the internet and accept credit card information without a signature, a certain percentage of our transactions are automatically charged back by the credit card companies pursuant to their policies if the customer disputes the validity of the charge. Our chargeback rate has exceeded the permissible rates in our merchant card agreements, and we have been subject to significant fines.


   Under the terms of our Merchant Card Agreement with Visa, chargebacks as a percentage of interchange transactions must not exceed 2.5% and the ratio of customer dispute chargebacks to interchange transactions must not exceed 1%. In the period from April 1, 2001 through February 29, 2002, our Visa chargebacks as a percentage of interchange transactions ranged from 1.61% to 3.16%. We have remained in compliance with the total chargeback ratio since October 2001. We have been in compliance with the customer dispute chargeback ratio since May 2002.


   Loss of credit card processing rights could materially adversely affect our business and results of operations. In addition, pursuant to the terms of our bank credit facility, we agreed to reduce our chargeback rate to bring it within the permissible rates in our merchant card agreements. To accomplish this we have introduced several fraud prevention features, most notably CVV2 checks and we only accept VISA transactions which pass these checks. CVV2 is a new authentication procedure established by credit card companies which requires a cardholder to enter the CVV2 number (the last 3 digits after the credit card number in the signature area of the card) at transaction time to verify that the card is on hand.



We could face liability based on the nature of our services and the content of the materials that we provide which may not be covered by insurance.

   We may face potential liability from individuals, government agencies or businesses for defamation, invasion of privacy, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that appear on our Web site or in our search reports sent to consumers. Although we carry a limited amount of general liability insurance, our insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed. In addition, this insurance may not remain available to us on acceptable terms. Additionally, we do not currently maintain liability insurance to cover claims by clients or the subjects of reports. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of our insurance coverage, could have a material adverse effect on our reputation and our business and results of operations.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could discourage a third party from acquiring us and consequently decrease the market value of our common stock

   Our certificate of incorporation grants our board of directors the authority to issue up to 1,000,000 shares of preferred stock, and to determine the price, rights, preferences, privileges and restrictions, including voting rights of these shares without any further vote or action by the stockholders. In June 2001, we issued 203,113 shares of Series A-1 Convertible Preferred Stock to Pequot Private Equity Fund II, L.P. The Series A-1 Convertible Preferred Stock was issued with voting, liquidation, dividend and other rights superior to those of the common stock. The rights of the holders of common stock will be subject to, and maybe adversely affected by, the rights of the Series A-1 Convertible Preferred Stock and any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock which could decrease the market value of our stock. Further, provisions in our certificate of incorporation and bylaws and of Delaware could have the effect of delaying or preventing a third party from acquiring us, even if a change in control would be in the best interest of our stockholders. These provisions include the inability of stockholders to act by written consent without a meeting and procedures required for director nomination and stockholder proposal.

The holder of our Series A-1 Convertible Preferred Stock may acquire voting control upon the occurrence of certain events.

   Pequot Private Equity Fund II, L.P. currently beneficially holds approximately 68.9% of our common stock, assuming an immediate conversion of the Series A-1 Convertible Preferred Stock currently held by it, exercise in full of the warrant, an immediate conversion of the Series A-1 Convertible Preferred Stock underlying the warrant, an immediate conversion of the 8% Convertible Promissory Note, and exercise in full of the warrant issued in connection with the 8% Convertible Promissory Note.


   We have also entered into a Stockholders Agreement with Pequot Private Equity Fund II, L.P. and The Kushner-Locke Company. The Stockholders Agreement provides, among other things, that Pequot Private Equity Fund II, L.P. and The Kushner-Locke Company will vote the shares of capital stock held by them in favor of (i) one member of the Board of Directors being nominated by Kushner-Locke, (ii) one member, if Pequot Private Equity Fund II, L.P. owns between 10 and 35% of the shares of common stock issued upon conversion of the Series A-1 Convertible Preferred Stock, or two members, if Pequot Private Equity Fund II, L.P. owns at least 35% of the shares of common stock issued upon conversion of the Series A-1 Convertible Preferred Stock, of the Board of Directors being nominated by Pequot Private Equity Fund II, L.P., (iii) our Chief Executive Officer as a member of our Board of Directors, and (iv) three independent members of the Board of Directors, each of which shall be nominated for election by the consent of the Board Members nominated by Pequot Private Equity Fund II, L.P. and a majority of all other members of the Board of Directors other than Board Member nominated by The Kushner-Locke Company.

   Pequot will be able to exercise voting control over issues presented to our stockholders for approval. Further, by virtue of the Stockholders Agreement and the rights, preferences and privileges of the Series A-1 Convertible Preferred Stock, Pequot Private Equity Fund II, L.P. possesses certain special voting and approval rights which could prevent us from taking certain major corporate actions such as the issuance of additional securities, the payment of dividends, or the merger of us with or into another entity or sale of substantially all of our assets.

Our directors, executive officers and existing stockholders and their affiliates will continue to have substantial control over our company after this offering, and their interests may differ from and conflict with yours.

   Our executive officers, directors and principal stockholders beneficially own, in total, 89% of our outstanding common stock. As a result, these stockholders may have interests that are different from and may conflict with yours, and will be able to influence matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change of control of our company or otherwise cause us to take action that may not be in the best interests of all stockholders, either of which in turn could reduce the market price per share of our common stock or prevent you from receiving a premium in such transaction. This concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

Certain of our selling stockholders' interests may differ from and conflict with yours.


   In the short term, the holders of our 8% Convertible Promissory Notes interests may conflict with your interests because the noteholders would benefit by a short-term decrease in our stock price to below the $0.783 or $0.85 per share conversion price of their notes. Certain of the selling stockholders may engage in short sales or otherwise seek to cause a short term decline in the trading price of our common stock.



Your ownership interest may be materially diluted upon exercise of options and warrants.

   As of June 1, 2002, we had granted options to purchase an aggregate of approximately 19,803,192 shares of common stock at exercise prices ranging from $0.28 per share to $11.13 per share. As of June 1, 2002, we had granted warrants to purchase an aggregate of approximately 8,750 shares of Series A-1 Preferred Stock and 9,717,566 shares of common stock at exercise prices ranging from $0.01 per share to $1.044. To the extent that the stock options are exercised, material dilution of the ownership interest of our stockholders will occur. We also expect that in the ordinary course of our business we will issue additional warrants and grant additional stock options including, but not limited to, options granted pursuant to our stock option plans.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of shares of common stock offered by this prospectus. We will receive the exercise price of warrants to purchase shares of our Common Stock and a warrant to purchase shares of our Series A-1 Convertible Preferred Stock which is convertible into shares of common stock that are being registered pursuant to the Registration Statement to which this prospectus is a part. The holders of these warrants are under no obligation to exercise. Further, the holders of these warrants may elect to exercise their warrants without making any cash payments to us. We intend to use any proceeds, if any, from the exercise of these warrants for general corporate purposes and working capital.

                              SELLING STOCKHOLDERS

   The following table sets forth information with respect to each selling stockholder's beneficial ownership of our common stock as of March 1, 2002 and as adjusted to reflect the sale of the securities offered hereby. Except as otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their securities, except to the extent that authority is shared by spouses under applicable law or as otherwise noted below. The information in the table concerning the selling stockholders who may offer common stock hereunder from time to time is based on information provided to us by these stockholders, except for the assumed conversion price of the $14.2 million aggregate principal amount 8% convertible promissory notes issued pursuant to a series of private placements into common stock and the exercise price of the warrants issued in connection with the foregoing private placements, which is based solely on the assumptions discussed or referenced in footnote (1) to the table. Information concerning these selling stockholders may change from time to time and any changes of which we are advised will be set forth in a prospectus supplement to the extent required.

   Each stockholder's percentage ownership in the following table is based on 27,343,222 shares of common stock issued and outstanding as of May 28, 2002. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.



                             Beneficially Owned
                               Prior to this            To be Sold in         Beneficially Owned
                                Offering(1)             this Offering        After this Offering
                          ------------------------ ----------------------- ------------------------
    Name of Selling                  Percentage of           Percentage of            Percentage of
      Stockholders          Shares    Outstanding   Shares    Outstanding    Shares    Outstanding
    ---------------       ---------- ------------- --------- ------------- ---------- -------------
Pequot Capital
 Management, Inc.(2)....  52,700,916     68.9%     6,033,489     18.1%     46,667,427     63.1%
 500 Nyala Farm Road
 Westport, CT 06880
Lawrence D. Lenihan,
 Jr.(2).................  52,700,916     68.9%     6,033,489     18.1%     46,667,427     63.1%
 c/o Pequot Capital
 Management
 500 Nyala Farm Road
 Westport, CT 06880
The Kushner-Locke
 Company................   6,108,080     22.3%     3,000,000     11.0%      3,108,080     11.4%
 11601 Wilshire Blvd.,
 21st Floor
 Los Angeles, CA 90025
Irwin R. Pearlstein(3)..   4,488,000     14.1%     4,488,000     14.1%              0         *
 c/o Professional
 Resource Screening
 2400 Bisso Lane, Suite
 100
 Concord, CA 94520
David Pearlstein(3).....   2,156,000      7.3%     2,156,000      7.3%              0         *
 c/o Professional
 Resource Screening
 2400 Bisso Lane, Suite
 100
 Concord, CA 94520
Cheryl Pearlstein-
 Enos(3)................   2,156,000      7.3%     2,156,000      7.3%              0         *
 c/o Professional
 Resource Screening
 2400 Bisso Lane, Suite
 100
 Concord, CA 94520

                               Beneficially Owned                To be Sold in this        Beneficially Owned
                            Prior to this Offering(1)                 Offering            After this Offering
                            ----------------------------------- ------------------------- --------------------
     Name of Selling                            Percentage of               Percentage of        Percentage of
       Stockholders          Shares              Outstanding    Shares       Outstanding  Shares  Outstanding
     ---------------        --------------     ---------------- -------     ------------- ------ -------------
Nob Hill Capital Partners,
 LP.......................         494,666(4)              1.8% 494,666(4)       1.8%        0          *
 1 Sansome Street, Suite
 2900
 San Francisco, CA 94104
Nob Hill Capital
 Associates...............          87,496(5)                *   87,496(5)         *         0          *
 1 Sansome Street, Suite
 2900
 San Francisco, CA 94104
Robert A. Naify Living
 Trust ...................         982,229(6)              3.5% 982,229(6)       3.5%        0          *
 172 Golden Gate Avenue
 San Francisco, CA 94102
Michael A. Naify .........         428,220(7)              1.5% 428,220(7)       1.5%        0          *
 Testamentary Trust
 172 Golden Gate Avenue
 San Francisco, CA 94102
Willow Creek Capital
 Partners, LP.............         582,162(8)              2.1% 582,162(8)       2.1%        0          *
 17 Sir Francis Drake
 Blvd, Suite 100
 Larkspur, CA 94939
Gary Shemano..............          86,982(9)                *   86,982(9)         *         0          *
 601 California Street
 #1850
 San Francisco, CA 94108
M. G. King Investment,
 LP.......................         428,906(10)             1.5% 428,906(10)      1.5%        0          *
 c/o King World
 Productions
 12400 Wilshire Blvd,
 Suite 1170
 Los Angeles, CA 90025
Richard Greene............         171,562(11)               1% 171,562(11)        1%        0          *
 c/o TuckerAnthony,
 Custodian
 380 Washington Street
 Wellesley Hills, MA 02481
Richard Greene--IRA.......          85,781(12)               *   85,781(12)        *         0          *
 c/o TuckerAnthony,
 Custodian
 380 Washington Street
 Wellesley Hills, MA 02481
Filin Corporation.........         128,672(13)               *  128,672(13)        *         0          *
 357 E. 57th St., Apt. 18D
 New York, NY 10022
Keith Kretschmer..........         171,562(14)               1% 171,562(14)        1%        0          *
 294 Sunshine Avenue
 Sequim, WA 98382
James and Patricia
 Samuels..................          85,781(15)               *   85,781(15)        *         0          *
 c/o James Samuels &
 Assoc. 7302 McKamy Blvd
 Dallas, TX 75248
 One Beacon Street
 Boston, MA 02108
Charles Evans.............          42,891(16)               *   42,891(16)        *         0          *
 c/o Tucker Anthony
 Incorporated
 Attn: Karyn Holsey
 One Beacon Street
 Boston, MA 02108

                                   Beneficially Owned
                                      Prior to this            To be Sold in this         Beneficially Owned
                                       Offering(1)                  Offering             After this Offering
                                 --------------------------- --------------------------- --------------------
                                               Percentage of               Percentage of        Percentage of
 Name of Selling Stockholders     Shares        Outstanding   Shares        Outstanding  Shares  Outstanding
 ----------------------------    ---------     ------------- ---------     ------------- ------ -------------
 William O'Neill..............      42,891(17)       *          42,891(17)       *          0         *
  10 Lillian Drive
  Ipswich, MA 01938
 Jonathan Plutzik and Leslie
  Goldwasser..................     171,562(18)       1%        171,562(18)       1%         0         *
  312 W. 102nd Street
  New York, NY 10025
 Steven Kaitz.................     171,562(19)       1%        171,562(19)       1%         0         *
  24 Yarmouth Road
  Chestnut Hill, MA 02467
 Ralph B. Wagner..............      85,781(20)       *          85,781(20)       *          0         *
  c/o Walnut Venture
  Associates 11 Monroe Road
  Wellesley, MA 02481
 Stephen L. Watson............     171,562(21)       1%        171,562(21)       1%         0         *
  102 Eliot Street
  South Natick, MA 01760
 Michael Mark.................     128,672(22)       *         128,672(22)       *          0         *
  284 Summer Avenue
  Reading, MA 01867
 Frederick B. Bamber..........      85,781(23)       *          85,781(23)       *          0         *
  c/o Solstice Capital
  15 Broad Street
  Boston, MA 02109
 Jeff Friedman................      85,781(24)       *          85,781(24)       *          0         *
  P. O. Box 755
  Sagaponack, NY 11962
 Norm Doelling................      42,891(25)       *          42,891(25)       *          0         *
  65 Agawam Avenue
  Waban, MA 02168
 Stuart Efland................      85,781(26)       *          85,781(26)       *          0         *
  45 Oak Hill Street
  Newton, MA 02459-3454
 SF Capital Partner, Ltd......     857,812(27)      3.0%       857,812(27)      3.0%        0         *
  1500 West Market Street,
  Suite 200
  Mequon, WI 53092
 Lagunitas Partners Ltd. .....   1,544,061(28)      5.4%     1,544,061(28)      5.4%        0         *
  c/o Gruber & McBaine Capital
  Management
  50 Osgood Place
  San Francisco, CA 94133
 Gruber & McBaine
  International...............     686,250(29)      2.5%       686,250(29)      2.5%        0         *
  c/o Gruber & McBaine Capital
  Management
  50 Osgood Place
  San Francisco, CA 94133

                            Beneficially Owned
                               Prior to this            To be Sold in this         Beneficially Owned
                                Offering(1)                  Offering             After this Offering
                          --------------------------- --------------------------- --------------------
    Name of Selling                     Percentage of               Percentage of        Percentage of
      Stockholders         Shares        Outstanding   Shares        Outstanding  Shares  Outstanding
    ---------------       ---------     ------------- ---------     ------------- ------ -------------
John T. Serfass, Jr. ...     42,891(30)        *         42,891(30)        *         0          *
 c/o Nextreme.com
 Marcy Street
 Portsmouth, NH 03801
MicroCapital Fund LP....    861,164(31)      3.1%       861,164(31)      3.1%        0          *
 410 Jessie Street,
 Suite 2002
 San Francisco, CA 94103
MicroCapital Fund,
 Ltd. ..................    704,589(32)      2.5%       704,589(32)      2.5%        0          *
 410 Jessie Street,
 Suite 2002
 San Francisco, CA 94103
Sheri Baron ............    156,575(33)      1.0%       156,575(33)      1.0%        0          *
 c/o Decameron Partners
 535 West 34th Street
 New York, NY 10001
Duck Partners, L.P......     78,288(34)        *         78,288(34)        *         0          *
 750 Lexington Ave.,
 26th Fl.
 New York, NY 10022
J. M. Hull Associates,
 L.P. ..................    391,438(35)      1.4%       391,438(35)      1.4%        0          *
 750 Lexington Ave.,
 26th Fl.
 New York, NY 10022
Gryphon Master Fund,
 L.P. ..................  1,174,314(36)      4.1%     1,174,314(36)      4.1%        0          *
 500 Crescent Court,
 Suite 270
 Dallas, TX 75201
London Family Trust.....    469,725(37)      1.7%       469,725(37)      1.7%        0          *
 c/o Robert S. London,
 Trustee
 212 Aurora Drive
 Monticito, CA 93108
Quantico Partners,
 L.P....................    156,575(38)        1%       156,575(38)        1%        0          *
 535 Madison Ave., 7th
 Fl. New York, NY 10022
Joseph Gil..............     39,144(39)        *         39,144(39)        *         0          *
 61 Spindrift Passage
 Corde Madera, CA 94925
Candlewood Fund, L.P. ..    246,606(40)        1%       246,606(40)        1%        0          *
 c/o Hoffman Capital
 Partners LLC
 17 Hulfish Street,
 Suite 240
 Princeton, NY 08542
Candlewood QP Fund,
 L.P. ..................  1,792,003(41)      6.2%     1,792,003(41)      6.2%        0          *
 c/o Hoffman Capital
 Partners LLC
 17 Hulfish Street,
 Suite 240
 Princeton, NY 08542
Candlewood Offshore
 Fund, L.P. ............  3,441,522(42)     11.2%     3,441,522(42)     11.2%        0          *
 c/o Hoffman Capital
 Partners LLC
 17 Hulfish Street,
 Suite 240
 Princeton, NY 08542
Infospace, Inc. ........  1,750,000(43)      6.0%     1,750,000(43)      6.0%        0          *
 601 108th Street
 Bellevue, WA 98004

                            Beneficially Owned
                              Prior to this              To be Sold in this        Beneficially Owned After
                               Offering(1)                    Offering                  this Offering
                         ---------------------------- ---------------------------- ------------------------
    Name of Selling                     Percentage of                Percentage of            Percentage of
      Stockholders         Shares        Outstanding    Shares        Outstanding    Shares    Outstanding
    ---------------      ----------     ------------- ----------     ------------- ---------- -------------
Comerica Bank...........    954,227          3.4%        176,815(44)        1%        777,412      2.8%
 1100 N. Glendon Ave.,
 Suite 2020
 Los Angeles, CA 90024
Confichek...............    250,000(45)        1%        250,000(45)        1%             0         *
 1816 19th St.
 Sacramento, CA 95814
Coffin Communications
 Group..................     75,000(46)        *          75,000(46)        *              0         *
 15300 Ventura Blvd.,
 Suite 303
 Sherman Oaks, CA 91403
Jesse Shelmire(47)......    357,353          1.3%        357,353          1.3%             0         *
 5950 Sherry Lane, Suite
 410
 Dallas, TX 75225
Scott Griffith(48)......    357,353          1.3%        357,353          1.3%             0         *
 5950 Sherry Lane, Suite
 410
 Dallas, TX 75225
BDO Seidman, LLP........    137,143(49)        *         137,143(49)        *              0         *
 330 Madison Avenue
 New York, New York
 10017
AMF Technologies, LLP...     80,000(50)        *          80,000(50)        *              0         *
  Total................. 89,062,203                   38,509,284                   50,552,919

--------
 *  Represents less than 1% of the outstanding common stock.

(1) For purposes of calculating each stockholder's percentage ownership, all options and warrants exercisable within 60 days of June 1, 2002 held by the particular stockholder are treated as outstanding shares, but are not deemed outstanding for purposes of computing the percentage ownership of any other person and, if such stockholder holds any of our 8% convertible promissory notes or warrants issued in connection therewith, the shares underlying such 8% promissory notes, including interest on the notes calculated to July 31, 2002, and the shares underlying the warrants are treated as outstanding shares, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. The number of shares of common stock issuable upon conversion of our 8% convertible promissory notes will increase if the trading price of our common stock falls below certain thresholds. We have estimated the number of shares of common stock issuable upon conversion of our 8% convertible promissory notes to be $0.783 for the 8% convertible promissory notes issued in December 2001 and January 2002 and $0.85 for the 8% convertible promissory notes issued in March 2002. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares.


(2) Represents an estimated 4,692,493 shares of common stock issuable upon conversion of $3.5 million in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 1,340,996 shares issuable upon exercise of outstanding warrants held by Pequot Private Equity Fund II, L.P. Pequot Capital Management, Inc. holds voting and dispositive power over the shares held by Pequot Private Equity Fund II, L.P. Lawrence D. Lenihan Jr. is a Managing Director of Pequot Capital Management, Inc. and may be deemed to beneficially own the securities held by Pequot Private Equity Fund II, L.P., including the shares offered hereby. Mr. Lenihan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.


(3) David Pearlstein is the son of Irwin R. Pearlstein, and Cheryl Pearlstein-Enos is the daughter of Irwin R. Pearlstein.


(4) Represents an estimated 384,195 shares of common stock issuable upon conversion of $288,330 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 110,471 shares issuable upon exercise of outstanding warrants.

(5) Represents an estimated 67,956 shares of common stock issuable upon conversion of $51,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 19,540 shares issuable upon exercise of outstanding warrants.


(6) Represents an estimated 762,873 shares of common stock issuable upon conversion of $572,520 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 219,356 shares issuable upon exercise of outstanding warrants.


(7) Represents an estimated 332,588 shares of common stock issuable upon conversion of $249,600 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 95,632 shares issuable upon exercise of outstanding warrants.


(8) Represents an estimated 452,151 shares of common stock issuable upon conversion of $339,300 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 130,011 shares issuable upon exercise of outstanding warrants.


(9) Represents an estimated 67,557 shares of common stock issuable upon conversion of $50,700 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 19,425 shares issuable upon exercise of outstanding warrants.


(10) Represents an estimated 333,121 shares of common stock issuable upon conversion of $250,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 95,785 shares issuable upon exercise of outstanding warrants.


(11) Represents an estimated 133,248 shares of common stock issuable upon conversion of $100,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 38,314 shares issuable upon exercise of outstanding warrants.


(12) Represents an estimated 66,624 shares of common stock issuable upon conversion of $50,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 19,157 shares issuable upon exercise of outstanding warrants.


(13) Represents an estimated 99,936 shares of common stock issuable upon conversion of $75,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 28,736 shares issuable upon exercise of outstanding warrants.


(14) Represents an estimated 133,248 shares of common stock issuable upon conversion of $100,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 38,314 shares issuable upon exercise of outstanding warrants.


(15) Represents an estimated 66,624 shares of common stock issuable upon conversion of $50,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 19,157 shares issuable upon exercise of outstanding warrants.


(16) Represents an estimated 33,312 shares of common stock issuable upon conversion of $25,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 9,579 shares issuable upon exercise of outstanding warrants.


(17) Represents an estimated 33,312 shares of common stock issuable upon conversion of $25,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 9,579 shares issuable upon exercise of outstanding warrants.


(18) Represents an estimated 133,248 shares of common stock issuable upon conversion of $100,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 38,314 shares issuable upon exercise of outstanding warrants.


(19) Represents an estimated 133,248 shares of common stock issuable upon conversion of $100,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 38,314 shares issuable upon exercise of outstanding warrants.


(20) Represents an estimated 66,624 shares of common stock issuable upon conversion of $50,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 19,157 shares issuable upon exercise of outstanding warrants.


(21) Represents an estimated 133,248 shares of common stock issuable upon conversion of $100,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 38,314 shares issuable upon exercise of outstanding warrants.

(22) Represents an estimated 99,936 shares of common stock issuable upon conversion of $75,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 28,736 shares issuable upon exercise of outstanding warrants.


(23) Represents an estimated 66,624 shares of common stock issuable upon conversion of $50,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 19,157 shares issuable upon exercise of outstanding warrants.


(24) Represents an estimated 66,624 shares of common stock issuable upon conversion of $50,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 19,157 shares issuable upon exercise of outstanding warrants.


(25) Represents an estimated 33,312 shares of common stock issuable upon conversion of $25,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 9,579 shares issuable upon exercise of outstanding warrants.


(26) Represents an estimated 66,624 shares of common stock issuable upon conversion of $50,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 19,157 shares issuable upon exercise of outstanding warrants.


(27) Represents an estimated 666,241 shares of common stock issuable upon conversion of $500,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 191,571 shares issuable upon exercise of outstanding warrants.


(28) Represents an estimated 1,199,233 shares of common stock issuable upon conversion of $900,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 344,828 shares issuable upon exercise of outstanding warrants.


(29) Represents an estimated 532,993 shares of common stock issuable upon conversion of $400,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 153,257 shares issuable upon exercise of outstanding warrants.


(30) Represents an estimated 33,312 shares of common stock issuable upon conversion of $25,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 9,579 shares issuable upon exercise of outstanding warrants.


(31) Represents an estimated 667,046 shares of common stock issuable upon conversion of $550,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 194,118 shares issuable upon exercise of outstanding warrants.


(32) Represents an estimated 545,765 shares of common stock issuable upon conversion of $450,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 158,824 shares issuable upon exercise of outstanding warrants.


(33) Represents an estimated 121,281 shares of common stock issuable upon conversion of $100,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 35,294 shares issuable upon exercise of outstanding warrants.


(34) Represents an estimated 60,641 shares of common stock issuable upon conversion of $50,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 17,647 shares issuable upon exercise of outstanding warrants.


(35) Represents an estimated 303,203 shares of common stock issuable upon conversion of $250,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 88,235 shares issuable upon exercise of outstanding warrants.


(36) Represents an estimated 909,608 shares of common stock issuable upon conversion of $750,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 264,706 shares issuable upon exercise of outstanding warrants.


(37) Represents an estimated 363,843 shares of common stock issuable upon conversion of $300,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 105,882 shares issuable upon exercise of outstanding warrants.


(38) Represents an estimated 121,281 shares of common stock issuable upon conversion of $100,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 35,294 shares issuable upon exercise of outstanding warrants.

(39) Represents an estimated 30,320 shares of common stock issuable upon conversion of $25,000 in principal amount and interest calculated to July 31, 2002 of 8% convertible promissory notes and 8,824 shares issuable upon exercise of outstanding warrants.


(40) Represents an estimated 191,018 shares of common stock issuable upon conversion of $157,500 in principal amount of 8% convertible promissory notes and 55,588 shares issuable upon exercise of outstanding warrants.


(41) Represents an estimated 1,388,062 shares of common stock issuable upon conversion of $1,144,500 in principal amount of 8% convertible promissory notes and 403,941 shares issuable upon exercise of outstanding warrants.


(42) Represents an estimated 2,665,757 shares of common stock issuable upon conversion of $2,198,000 in principal amount of 8% convertible promissory notes and 775,765 shares issuable upon exercise of outstanding warrants.


(43) Represents 1,750,000 shares issuable upon exercise of an outstanding warrant.


(44) Represents 176,815 shares of common stock issuable upon exercise of outstanding warrants.


(45) Represents 250,000 shares of common stock issuable upon exercise of an outstanding warrant.


(46) Represents 75,000 shares of common stock issuable upon exercise of an outstanding warrant.


(47) The shares held by Mr. Shelmire represent shares issuable upon exercise of a warrant. Mr. Shelmire is an affiliate of Stonegate Securities, Inc., a registered broker-dealer. Mr. Shelmire has represented to us that he (i) purchased the securities to be resold in the ordinary course of business, and (ii) that at the time of the purchase, he had no agreements or understandings, directly or indirectly, with any person to distribute the securities.


(48) The shares held by Mr. Griffith represent shares issuable upon exercise of a warrant. Mr. Griffith is an affiliate of Stonegate Securities, Inc., a registered broker-dealer. Mr. Griffith has represented to us that he (i) purchased the securities to be resold in the ordinary course of business, and (ii) that at the time of the purchase, he had no agreements or understandings, directly or indirectly, with any person to distribute the securities.


(49) Represents 137,143 shares of common stock issuable upon exercise of an outstanding warrant.


(50) Represents 80,000 shares of common stock issuable upon exercise of an outstanding warrant.

                              PLAN OF DISTRIBUTION

   These shares of common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the common stock covered by this prospectus. We estimate that the expenses of the offering to be borne by us will be approximately $16,500. We will not receive any of the proceeds from the offering of the common stock by selling stockholders.

   The selling stockholders and their successors, including their transferees, pledgees or donees or their successors-in-interest, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

   The common stock may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

  . on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

  .  in the over-the-counter market;

  . in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  . through the writing of options, whether the options are listed on an options exchange or otherwise; or

  .  through the settlement of short sales.

   Our common stock is listed for trading on the Nasdaq National Market under the symbol "SRCH."

   In connection with the sale of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

   The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

   In order to comply with the securities laws of certain states, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in the state or an exemption from registration or qualification requirements is available and is complied with.

   The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulation provisions of

Regulation M under the Exchange Act may apply to purchases and sales of common stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the common stock. We have also advised the selling stockholders that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then to the extent required, a prospectus supplement must be distributed setting forth the terms and related information as required.

   In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

   To the extent required, the specific common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

                                  EXPERTS


   The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of US Search.com Inc. for the year ended December 31, 2001 and the audited historical financial statements of Professional Resource Screening, Inc. included on page 4 of US Search.com Inc.'s Current Report on Form 8-K/A dated March 15, 2002 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby has been passed upon for us by Karol L.K. Pollock, Esq., our General Counsel. Ms. Pollock is a full time employee and executive officer of US SEARCH and, as of March 1, 2002, Ms. Pollock held options to purchase 498,500 shares of our common stock at a weighted average exercise price of $1.924 per share, of which 345,144 may be exercised within 60 days.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed and will file reports and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following SEC public reference room:

                             Public Reference Room
                             450 Fifth Street, N.W.
                                   Room 1024
                             Washington, D.C. 20549

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the public reference room.

   The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, including US SEARCH.com Inc., who file electronically with the SEC. The address of that site is www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   We are "incorporating by reference" into this prospectus certain information filed by us with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except to the extent modified or superseded, as described below. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC.

  . our annual report on Form 10-K for the year ended December 31, 2001, as amended on April 30, 2002 and June 10, 2002;


  .  our quarterly report on Form 10-Q for the quarter ended March 31, 2002;


  . our current reports on Form 8-K filed with the SEC on January 3, 2002 (as amended on March 15, 2002), January 10, 2002, February 4, 2002 and April 29, 2002; and


  . the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on May 20, 1999, including any amendments or reports filed for the purpose of updating such description.

   All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the common stock under this document shall also be deemed to be incorporated by reference and will automatically update information in this prospectus.

   Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

                         Manager of Investor Relations
                               US SEARCH.com Inc.
                             5401 Beethoven Street
                         Los Angeles, California 90066
                              Tel: (310) 302-6300

   Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. We will pay all of the costs identified below. Except for the SEC registration fee, all amounts are estimates.


                                                               Amount to be Paid
                                                               -----------------
   SEC Registration Fee.......................................    $ 3,589.00
   Legal Fees and Expenses....................................    $30,000.00
   Accounting Fees............................................    $10,000.00
   Miscellaneous Expenses.....................................    $ 3,000.00
       Total..................................................    $46,589.00


Item 15. Indemnification of Directors and Officers



   Section 145 of the Delaware General Corporation ("DGCL") provides that a corporation has the power to indemnify its officers, directors, employees and agents (or persons serving in such positions in another entity at the request of the corporation) against expenses, including attorney's fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and, with respect to any criminal action, had no reasonable cause to believe the person's conduct was unlawful), except that if such action shall be by or in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity.


   The Registrant's certificate of incorporation provides that the liability of directors for monetary damages shall be eliminated to the fullest extent under applicable law. Further, the bylaws of the Registrant provide that the Registrant shall indemnify its directors and officers to the fullest extent not prohibited by the DGCL or other applicable law. The Registrant has also purchased director and officer liability insurance for its officers and directors.

Item 16. Exhibits and Financial Statement Schedules


 Exhibit No.                             Description
 -----------                             -----------
     2.1     Agreement and Plan of Merger, dated as of December 28, 2001, by and among US Search.com Inc., US SEARCH Screening Services, Inc.,
             Professional Resource Screening, Inc., and Irwin R. Pearlstein,
             David Pearlstein and Cheryl Pearlstein-Enos.*

     4.1     Form of Common Stock Certificates.**

     4.2     Convertible Promissory Note, dated December 20, 2001, by the
             Registrant in favor of Pequot Private Equity Fund.***

     4.3     Form of Convertible Promissory Note, dated January 18, 2002 by the
             Registrant in favor of the Purchasers.****

     4.4     Form of Convertible Promissory Note, dated March 15, 2002 by the
             Registrant in favor of the Purchasers*****

     5.1 Opinion of Karol L.K. Pollock, Esq. as to the legality of the securities being offered.

    23.1     Consent of Karol L.K. Pollock, Esq. (included in Exhibit 5.1).

    23.2     Consent of PricewaterhouseCoopers LLP.

    24.1     Power of Attorney (included on signature page).

--------
* Filed as Exhibit 2.1 to the registrant's Current Report on Form 8-K, filed with the Commission on January 10, 2002 and incorporated herein by reference.

** Filed as Exhibit 4.1 to the registrant's Pre-effective Amendment Number 1 to its Registration Statement on Form S-1, filed with the Commission on May 20, 1999 and incorporated herein by reference.

*** Filed as Exhibit 4.1 to the registrant's Current Report on Form 8-K, filed with the Commission on January 3, 2002 and incorporated herein by reference.

**** Filed as Exhibit 4.1 to the registrant's Current Report on Form 8-K, filed with the Commission on February 4, 2002 and incorporated herein by reference.

***** Filed as Exhibit 4.1 to the registrant's Current Report on Form 8-K, filed with the Commission on April 29, 2002 and incorporated herein by reference.


Item 17. Undertakings

      (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment) which, individually or in the aggregate, would be a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to the information in the Registration Statement.

   Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, as of the 17th day of June, 2002.


                                          US SEARCH.COM INC.

                                                   /s/ Brent N. Cohen
                                          By:----------------------------------
                                                       Brent N. Cohen
                                               President and Chief Executive
                                                           Officer

                                          By:     /s/ Jeffrey Watts

                                             ----------------------------------

                                                     Jeffrey Watts


                                              Chief Financial Officer and

                                                Principal Financial Officer


   In accordance with the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities on the dates stated.

           Signature                          Title                   Date


                                 Director
            *                                                    June 17, 2002
-------------------------------


          Peter Locke


                                 Director
            *                                                    June 17, 2002
-------------------------------


 Lawrence D. Lenihan, Jr.

                                 Chief Executive Officer and Director
            *
                                                                 June 17, 2002
-------------------------------


        Brent N. Cohen


                                 Director
            *                                                    June 17, 2002
-------------------------------


       Alan C. Mendelson


                                 Director
            *                                                    June 17, 2002
-------------------------------


       Thomas Patterson

                                 Director
-------------------------------
        Harry Chandler

    /s/ Brent N. Cohen


*By: _____________________


     Attorney-in-Fact

                                 EXHIBIT INDEX


 Exhibit No.                             Description
 -----------                             -----------
     2.1     Agreement and Plan of Merger, dated as of December 28, 2001, by and among US Search.com Inc., US SEARCH Screening Services, Inc.,
             Professional Resource Screening, Inc., and Irwin R. Pearlstein,
             David Pearlstein and Cheryl Pearlstein-Enos.*

     4.1     Form of Common Stock Certificates.**

     4.2     Convertible Promissory Note, dated December 20, 2001, by the
             Registrant in favor of Pequot Private Equity Fund.***

     4.3     Form of Convertible Promissory Note, dated January 18, 2002 by the
             Registrant in favor of the Purchasers.****

     4.4     Form of Convertible Promissory Note, dated March 15, 2002 by the
             Registrant in favor of the Purchasers.*****

     5.1 Opinion of Karol L.K. Pollock, Esq. as to the legality of the securities being offered.

    23.1     Consent of Karol L.K. Pollock, Esq. (included in Exhibit 5.1).

    23.2     Consent of PricewaterhouseCoopers LLP

    24.1     Power of Attorney (included on signature page).

--------
* Filed as Exhibit 2.1 to the registrant's Current Report on Form 8-K, filed with the Commission on January 10, 2002 and incorporated herein by reference.

** Filed as Exhibit 4.1 to the registrant's Pre-effective Amendment Number 1 to its Registration Statement on Form S-1, filed with the Commission on May 20, 1999 and incorporated herein by reference.

*** Filed as Exhibit 4.1 to the registrant's Current Report on Form 8-K, filed with the Commission on January 3, 2002 and incorporated herein by reference.

**** Filed as Exhibit 4.1 to the registrant's Current Report on Form 8-K, filed with the Commission on February 4, 2002 and incorporated herein by reference.

***** Filed as Exhibit 4.1 to the registrant's Current Report on Form 8-K, filed with the Commission on April 29, 2002 and incorporated herein by reference.